

February 23, 2024

Robby Chang
Chief Executive Officer, President and Director
Gryphon Digital Mining, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

      Re: Gryphon Digital Mining, Inc.
           Registration Statement on Form S-3
           Filed February 14, 2024
           File No. 333-277060

Dear Robby Chang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at 202-551-3234 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Crypto Assets